Mr. Rufus Decker

SEC

April 4, 2005

April 4, 2005

Mr. Rufus Decker

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549-0510

Re:  Form 20F for the fiscal year ended July 31, 2004 and Interim Statements January 31. 2005

       File No. 0-29328

       Response to SEC comments – March 22, 2005

Dear Sirs:

Please find our response to your comments as addressed in your letter of March 22, 2005.

RESPONSE TO COMMENTS ON THE 20F FOR THE YEAR ENDED JULY 31, 2004

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies

1.

Re: Comment 1 – March 22, 2005 – Impact on Assumptions

February 24, 2005 Response:  At July 31, 2004, the underlying asset valuations were based upon the valuations consistent with the going concern principle and the continued support of creditors.  Although the Company is in payment arrears with its major lender, the lender is co-operating with the Company in its efforts of selling off the assets and the businesses as a means of paying down its debt.  Note 1. of the July 31, 2004 financial statements makes reference to the fact that if lender/creditor support goes away, the Company will be required to reduce operations or liquidate assets.  If this was to occur, the Company may be looking at a liquidation value at 25 to 50 cents on the dollar relating to accounts receivable, inventories  and capital assets.

Since the realization of the security held by the lender is dependent upon the generation of cash flows from future royalty payments , the lender is reluctant to force a bankruptcy knowing that this action will have significant negative impact on future operations and collectability.  Therefore, the likelihood of the lender taking action that will materially impact the carrying value of the assets is considered to be minimal and hence the need to change the assumptions and estimates was not considered required for the July 31, 2004 valuations. This position remains today.

April 4, 2005 Response.  This is to confirm that the above February 24, 2005 response will be incorporated in future filings.

Liquidity and Capital Resources

2.

Re: Comment 2 – March 22, 2005 – Sources and Uses of Cash

February 24, 2005 Response.  Note. The Board of Directors is seeking out potential buyers in order to cure the defaults with its lenders and/or eliminate its debt obligations.  In consultation with the key lenders, the Company is having discussions with potential buyers interested in taking over the debt obligations of the Company.  If successful, the Company would be looking to pay off approximately $2.8 million in debt from the proceeds of a sale. While discussions are taking place, the lenders have postponed the scheduled debt payments and therefore, these payments have not been included as a “use” of cash.

•

If the Company is not successful in closing a sale to eliminate its debts, the Company may be forced to liquidate its assets.

•

If the Company is not successful in closing a sale to eliminate its debts and the lenders continue to co-operate with us in postponing the scheduled debt servicing requirements (principal and interest),  the Company would be looking at the following sources and uses of cash to break even (based upon past history) :

a.

Sources:

i.

Cash generated from the sale of parts and services to its customers - $600 thousand per year in sales revenues less cost of sales at 62%

ii.

Collection of royalties and joint revenue throughout the year from both businesses – approximate $1,100,000.

b.

Uses:

i.

Working capital – inventory and accounts receivable - $200,000

ii.

General and administrative costs - $1,000,000

iii.

Debt servicing - $138,000 (accrued interest)\

The Company’s receivables average 45-60 days.  As indicated on Item 7 of this letter, the accounts over 90 days amounted to $15,939.  As of February 24, 2005, these amounts have been collected.  Therefore, due to the size and without the need to service the debt, there was limited impact on the Company’s liquidity.

April 4, 2005 Response.  This is to confirm that the above February 24, 2005 response will be incorporated in future filings. Where appropriate, information included under “Current Information” in our response will be included in future filings.

2.

Re: Comment 3 – March 22, 2005.  Plan to improve profitability through increased sales, reduction of expenses and securing additional financing from outside lenders.

February 24, 2005 Response:

a.

The Company continues to follow up on sales leads in order to generate gross profit revenue from new ride sales.

b.

The Company continues to provide parts and services to its captive customer / licensee base.

c.

In order to preserve cash, expenses have been cut back considerably over the past 3-4 years:

•

2004 - $1,381,927

•

2003 - $2,639,490

•

2002 - $3,441,435

•

2001 - $3,295,916

a.

In addition to selling off the assets to pay down debt, the Company has approached a number of potential “take-out” lenders to provide more favorable financing but has not been successful to date.

April 4, 2005 Response.  This is to confirm that the above February 24, 2005 response will be incorporated in future filings.

2.

Re: Comment 4 – March 22, 2005. Cash Requirements for Interest Expense

February 24, 2005 Response - Disclosure of Contractual Obligations – from 20F filing

	Payments Due by Period
Contractual Obligations as of July 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt reclassified as short term:
Non-convertible secured loan bearing interest at 10.5% per annum (a)	$2,465,697	$2,465,697	0	0	0
Promissory Note bearing interest at 18% per annum (b)	$60,000	$60,000	0	0	0
Settlement Agreement (c)	$195,515	$45,052	150,463	0	0
Capital Lease Obligations:	0	0	0	0	0
Operating Lease Obligations: (rent & office equipment)	$52,471	$42,688	$9,783	0	0
Purchase Obligations:	0	0
Other Long-Term Liabilities:	0	0	0	0	0
Total	$2,773,683	$2,613,437	160,246	0	0

Response to SEC comment:

Although no interest payments are being demanded at this time from each lender pending the sale of the assets, maximum annual interest is being accrued on the debt obligations in (a), (b) and (c) as follows:

a.

$258,898  (10.5% of $2,465,697)

b.

$10,800    (18.0% of $60,000)

c.

$16,618    (  8.5% of $195,515)

April 4, 2005 Response.  This is to confirm that the above February 24, 2005 response will be incorporated in future filings.

Note. 2 (i) Revenue recognition

3.

Re: Comment 5 - Other Revenue

February 24, 2005 Response:

Other Revenue consists of joint venture revenue and miscellaneous non operating revenue such as interest income etc. There are no cost of sales associated with this category.

The Revenue Recognition footnote refers to Other revenues in the context of the types of revenues the Company generates.  The reference to Other revenues consisting primarily of sales of parts should not be read to mean Other revenue in the Statement of Operations and Deficit.  All parts sales are included in Product sales in the Statements of Operations and Deficit.  The cost of parts sales are included in Cost of sales.

Original wording in Note 2 of July 31, 2004 Consolidated Financial Statements – (i) Revenue Recognition (last sentence):

“Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery”

April 4, 2005 Response.  Supplemental Response to distinguish between sales of parts and other revenues:

Future wording:

“Parts, service and miscellaneous revenues are recorded at the time of delivery.”

RESPONSE TO COMMENTS - FORM 6-K FOR PERIOD ENDED JANUARY 31, 2005

April 4, 2005 Response.  This is to confirm that the comments noted above, and where appropriate, will be incorporated in the next quarter ending April 30, 2005 filings.

If you have any questions, please direct all enquiries to Ben Catalano, President and CEO, at 1 800 522-2449.

Sincerely,

Ben Catalano